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                                                                       EXHIBIT 8

                           [INNOVEX, INC. LETTERHEAD]
June 7, 1999

                                  CONFIDENTIAL

Mr. Steven Sanghi
Director
ADFlex Solutions, Inc.
2001 W. Chandler Blvd.
Chandler, AZ 85224

Dear Mr. Sanghi:

     Based upon our preliminary discussions, we are excited abut the prospect of combining the business of ADFlex with the resources of Innovex. Subject to completion of due diligence and negotiation of a satisfactory definitive agreement (the "Agreement"), we propose to acquire ADFlex. The acquisition would take the form of a tender offer for all of the outstanding capital stock of ADFlex, followed by second step cash-out merger at the same price so that upon completion of the tender offer and the cash-out merger, ADFlex would become a wholly owned subsidiary of Innovex. The tender offer would be commenced within two business days of the public announcement of the Agreement and would be expected to close 20 business days later upon satisfaction of normal closing conditions (including receipt of a majority of the outstanding stock). Thus, if we were able to make a public announcement on the morning of July 1, we would commence the tender offer on July 5 and would take down the shares tendered in the tender offer on August 2.

     Innovex and ADFlex will proceed in good faith toward negotiation and execution of the Agreement, which would contain mutually agreeable terms, representations, conditions, covenants and indemnities. If the Agreement has not been executed by 5:00 p.m. (Central Time), on June 30, 1999, or if before such date Innovex becomes unable or unwilling to offer a minimum purchase price of $3.80 per share (the first to occur of such events referred to as the "Termination Time"), this letter shall automatically terminate. The obligations of the parties will be subject to the terms of the Agreement, but the obligations pursuant to the next paragraph are intended to be binding and enforceable obligations of the Parties.

Innovex and ADFlex agree that:

     1. Until the Termination Time: (a) ADFlex shall not, directly or indirectly, through any representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept or consider any proposal of any other person relating to the acquisition of ADFlex, its assets or business, in whole or in part, whether directly or indirectly, through purchase, merger, consolidation or otherwise (other than sales of inventory in the ordinary course); (b) ADFlex shall immediately notify the undersigned regarding any contact between ADFlex or its respective representatives and any other person regarding such offer or proposal or any related inquiry; and (c) ADFlex shall immediately suspend all discussions with other potential buyers.

     2. Until the Termination Time, ADFlex shall negotiate exclusively with Innovex and afford Innovex full and free access to ADFlex, its management, properties, contracts, books and records, and all other documents and data and shall operate its business in the ordinary course and refrain from any extraordinary transactions.

     3. Without the prior written consent of the other party, neither Innovex nor ADFlex shall, directly or indirectly, make any public comment, statement or communication with respect to, or otherwise disclose or permit the disclosure of the existence of discussions regarding, a possible transaction between the parties or any of the terms, conditions or other aspects of the transaction proposed in this letter; provided that ADFlex may discuss this letter and the nature of the Parties' discussions to its lender group without the consent of Innovex. If a party is required by law to make any such disclosure,
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                                                                    CONFIDENTIAL

                                                                    June 7, 1999
                                                                         Page  2

        it shall first provide to the other party the content of the proposed disclosure, the reasons that such disclosure is required by law, and the time and place that the disclosure will be made.

     Except as provided in the paragraph above, this letter does not constitute and will not give rise to any legally binding obligation on the part of either of the parties. Except as provided in the paragraph above, no past or future action, course of conduct or failure to act relating to the transactions contemplated hereby will give rise to or serve as a basis for any obligation or other liability on the part of either of the Parties.

     Please contact me at (612) 930-4671 if you have any questions regarding the content of this letter. Otherwise, please indicate your concurrence below by returning a copy to me. I look forward to the successful completion of this transaction.

                                          Very truly yours,

                                          INNOVEX, INC.

                                          By:    /s/ TIMOTHY S. MCINTEE

                                            ------------------------------------
                                            Timothy S. McIntee
                                            Senior Vice President, Corporate

Agreed to and accepted:

ADFlex SOLUTIONS, INC.

By:        /s/ STEVEN SANGHI

    ----------------------------------
    Steven Sanghi
    Director

Date: June 7, 1999
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Timothy S. McIntee
Senior Vice President, Corporate
530 11th Avenue South
Hopkins, MN 55343-7530

Dear Mr. McIntee:

     Reference is made to the letter agreement dated June 7, 1999 between ADFlex Solutions, Inc. and Innovex. We hereby agree that the "Termination Time" referenced in the letter is extended to 5:00 p.m. (Central time) on July 1, 1999.

                                          Very truly yours,

                                          ADFLEX SOLUTIONS, INC.

Agreed to and accepted:

Innovex

By:     /s/ TIMOTHY S. MCINTEE

    ----------------------------------
Name: Timothy S. McIntee
Title: Senior Vice President,
Corporate

Date: June 30, 1999

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